

December 6, 2013

Via E-mail
Peter C. Mitchell
Chief Financial Officer
Coeur Mining, Inc.
104 S. Michigan Ave., Suite 900
Chicago, IL 60603

> **Re:** **Coeur Mining, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 21, 2013**
> **Form 10-Q for the Quarter Ended September 30, 2013**
> **Filed November 6, 2013**
> **File No. 001-08641**

Dear Mr. Mitchell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 40
Liquidity and Capital Resources, page 54
Cash Provided by Operating Activities, page 55

1.   We note your use of a non-GAAP measure disclosed as "operating cash flow." In future filings, please provide the disclosures required by Item 10(e) of Regulation S-K for this non-GAAP measure.

Form 10-Q for the Quarter Ended September 30, 2013

2.   Your average realized prices for silver and gold were $21.06 per ounce and $1,329 per ounce in the third quarter 2013, respectively, which are significantly decreased from the average realized prices of $30.92 per silver ounce and $1,665 per gold ounce in 2012. Please tell us whether you considered the decline in silver and gold prices to be a triggering event for mineral asset impairment testing pursuant to FASB ASC 360-10-35-21, and if so, please provide us with your impairment testing results for each mine considered. In your response, please tell us the estimated long-term silver and gold prices you used in your impairment testing in each of the mine.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining